UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: April 21, 2021

Information furnished in this form:

Announcement Annual General Meeting of Shareholders for Financial Year 2020

ANNOUNCEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR FINANCIAL YEAR 2020

(No. Tel.22/PR 000/DCI-M2000000/2021)

In accordance with the Article 23 paragraph (5) of the Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the (“Company”) and Article 14 Paragraph (1) and (2) of OJK Regulation Number 15/POJK.04/2020 regarding Planning and Holding General Meeting of Shareholders of Public Companies (“POJK 15/2020”), the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for financial year 2020 on:

Day/date: Friday/ May 28, 2021

Time: 13.30 Western Indonesian Time – finished

Location	: Auditorium Telkom Landmark Tower 6th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710

Those who eligible to attend the AGMS are the Shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of May 5, 2021 at 16.15 Western Indonesia Time.

According to the Article 16 Paragraph (1) and (2) of POJK 15/2020, one or more than one Shareholders that represent 1/20 (one-twentieth) or more of the total outstanding shares with valid voting rights may propose Agenda for AGMS and shall be received by the Company not later than April 29, 2021. Notice for the AGMS will be announced on May 6, 2021.

Additional Information for Shareholders

Taking into account the Guidelines on Prevention and Control of Covid-19 issued by the Ministry of Health of the Republic of Indonesia and by observing the provision mentioned in the Article 28 paragraph (2) POJK 15/2020, the Company strongly suggests to shareholders to give authority through facility in the Electronic General Meeting System KSEI (eASY.KSEI) provided by PT Kustodian Sentral Efek Indonesia, as a mechanism to give electronics authorization (e-Proxy) on the AGMS.

This e-Proxy facility will be available for the Shareholders who have the right to attend the AGMS starting from the Notice date of the AGMS on May 6, 2021 until one day before the AGMS date or on May 27, 2021.

Bandung, April 21, 2021

PT Telkom Indonesia (Persero) Tbk

Board of Directors